UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Prospect Capital Corporation
__________________________________________________________________________________
(Name of Issuer)

Common Stock, par value $ 0.001 per share
__________________________________________________________________________________
(Title of Class of Securities)

74348T102
__________________________________________________________________________________
(CUSIP Number)

John F. Barry III
10 East 40th Street, 44th Floor
New York, NY 10016
212-448-1858
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 18, 2016
__________________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74348T102
1. Names of Reporting Persons.
John F. Barry III

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
BK, PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
21,060,597.695

8. Shared Voting Power
0

9. Sole Dispositive Power
21,060,597.695

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
21,060,597.695
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
5.9%
14. Type of Reporting Person
IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D is being filed to report the beneficial ownership of shares of common stock, $0.001 par value per share (the “Shares”), of Prospect Capital Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10 East 40th Street, New York, NY 10016.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by John F. Barry III, a citizen of the United States of America.

(b)	The principal business address of Mr. Barry is 10 East 40th Street, New York, NY 10016.

(c)
Mr. Barry’s principle occupations are as Chairman and Chief Executive Officer of Prospect Capital Corporation and as Managing Director of Prospect Capital Management L.P. and Prospect Administration LLC.

(d)	Mr. Barry has not been, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Barry has not been, during the past five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The acquisition of the Shares reported on this Schedule 13D was made using Mr. Barry’s personal funds.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Barry acquired the Shares reported herein for investment purposes in the ordinary course of his investing in securities for its own account.

Other than as may have arisen in his capacity as an officer or director of the Issuer, Mr. Barry currently has no plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)-(j) of Schedule 13D, although Mr. Barry may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. To the extent Mr. Barry may be involved in the formulation or approval of such plans or proposals as an officer or director of the Issuer, Mr. Barry does not expect to disclose such developments of his involvement by amending this Schedule 13D unless he also participates in developing or making such plans or proposals in his capacity as an investor in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 355,711,135 outstanding Shares as of February 9, 2016, as reported in the Issuer’s Form 10-Q filed on February 9, 2016. Mr. Barry has sole voting and dispositive power over the 21,060,597.695 Shares held by him directly.

(c) The following table sets forth all other transactions with respect to Shares effected during the past sixty days by Mr. Barry. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Amount of Securities	Weighted Average Price per Share	Type
02/23/2016	103,457.018	6.590	Dividend Reinvestment
02/23/2016	3,462.930	6.590	Dividend Reinvestment
02/23/2016	725.824	6.590	Dividend Reinvestment
02/23/2016	6,885.980	6.590	Dividend Reinvestment
02/23/2016	10,313.865	6.590	Dividend Reinvestment
02/23/2016	8,082.601	6.590	Dividend Reinvestment
02/23/2016	4,852.971	6.590	Dividend Reinvestment
02/23/2016	25,464.842	6.590	Dividend Reinvestment
02/23/2016	1,635.812	6.813	Dividend Reinvestment
02/23/2016	2,185.822	6.813	Dividend Reinvestment
02/22/2016	950,000.000	6.929	Purchase
02/22/2016	150,000.000	6.984	Purchase
02/19/2016	1,114,700.000	6.843	Purchase
02/18/2016	1,114,000.000	6.782	Purchase
02/17/2016	809,955.000	6.747	Purchase
02/17/2016	299,045.000	6.664	Purchase
02/16/2016	1,115,000.000	6.370	Purchase
02/12/2016	1,029,658.000	6.156	Purchase
02/12/2016	28,342.000	6.187	Purchase
02/11/2016	1,060,000.000	5.712	Purchase
01/26/2016	115,101.092	5.840	Dividend Reinvestment
01/26/2016	3,852.683	5.840	Dividend Reinvestment
01/26/2016	807.515	5.840	Dividend Reinvestment
01/26/2016	7,660.997	5.840	Dividend Reinvestment
01/26/2016	11,474.688	5.840	Dividend Reinvestment
01/26/2016	8,992.296	5.840	Dividend Reinvestment
01/26/2016	5,399.171	5.840	Dividend Reinvestment
01/26/2016	28,330.908	5.840	Dividend Reinvestment
01/21/2016	1,861.384	5.904	Dividend Reinvestment
01/21/2016	2,487.238	5.904	Dividend Reinvestment

(d) Not applicable.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Of the Shares reported in Item 5 as directly held by Mr. Barry, some of such Shares are held in a margin account along with other securities, all of which including the Shares are held as collateral for repayment of the margin debt and accordingly an indeterminate portion of the margin debt at any given point in time is attributable to the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2016

By:    /s/ John F. Barry III
Name:    John F. Barry III